Exhibit 99.1

EARLY WARNING REPORT ISSUED PURSUANT TO NATIONAL INSTRUMENT 62-103

Trading Symbol:  TSX: SVM
                               NYSE AMERICAN: SVM

This press release is issued pursuant to National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues.

VANCOUVER, BC , May 14, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) announces that, in connection with the previously announced acquisition by Tincorp Metals Inc. ("Tincorp") (TSXV: TIN) of the Santa Barbara Gold-Copper Project located in southeastern Ecuador (the "Acquisition") disclosed in Tincorp's news release dated February 25, 2026, Silvercorp has acquired beneficial ownership of 15,000,000 Common Shares (as defined below) (the "Consideration Shares") pursuant to a share purchase agreement dated February 24, 2026 among Tincorp, Silvercorp and Silvercorp's wholly-owned subsidiary, Adventus Mining Corporation ("Adventus").

On May 13, 2026, Tincorp announced the issuance of an aggregate of 43,750,000 Common shares (each, a "Common Share") and an aggregate of 21,875,000 Common Share purchase warrants upon conversion (the "Conversion") of the 43,750,000 subscription receipts issued by Tincorp on March 24, 2026.

Prior to the Conversion and the Acquisition, Silvercorp beneficially owned, directly or indirectly, 20,738,699 Common Shares, representing approximately 28.9% of the issued and outstanding Common Shares. Following the Conversion, Silvercorp beneficially owned, directly or indirectly, approximately 17.9% of the issued and outstanding Common Shares.

On May 13, 2026, in connection with the closing of the Acquisition, Tincorp issued the Consideration Shares to Adventus, following which issuance Silvercorp beneficially owned, directly or indirectly, 35,738,699 Common Shares, representing approximately 27.4% of the issued and outstanding Common Shares.

The Consideration Shares were acquired as partial consideration for the Acquisition and for investment purposes. Depending on market and other conditions, Silvercorp may from time to time increase or decrease its direct or indirect beneficial ownership of securities of Tincorp through market transactions, private agreements, treasury issuances, exercises of convertible securities or otherwise.

Silvercorp will file an early warning report in accordance with applicable Canadian securities laws. The report will be available on the SEDAR+ profile of the Company at www.sedarplus.ca.

About Silvercorp

Silvercorp Metals Inc. is a Canadian mining company producing silver, gold, lead and zinc from the Ying Mining District and the GC Mine in China.  Silvercorp's additional assets include the development-stage Curipamba copper-gold project, containing the El Domo deposit, and the exploration-stage Condor project in Ecuador.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca

Cautionary statement on forward-looking information

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release. Such statements include, without limitation, the anticipation that Silvercorp may from time to time increase or decrease its direct or indirect beneficial ownership of securities of Tincorp through market transactions, private agreements, treasury issuances, exercises of convertible securities or otherwise.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward- looking statements or information, including, but not limited to, risks related to the fact that the Company's management will have broad discretion in determining whether to from time increase or decrease Silvercorp's direct or indirect beneficial ownership of securities of Tincorp through market transactions, private agreements, treasury issuances, exercises of convertible securities or otherwise; fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp; and the other risk factors described in the Company's Annual Information Form and other filings with Canadian and U.S. regulators on www.sedar.com and www.sec.gov.

Although the forward-looking statements contained in this release are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward- looking statements. These forward-looking statements are made as of the date of this release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release.

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SOURCE Silvercorp Metals Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2026/14/c5297.html

%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 20:28e 14-MAY-26